

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2023

Darren Spriggs
Chief Financial Officer
ENGLOBAL CORP
11740 Katy Fwy – Energy Tower III
11th floor
Houston, TX 770079

       Re: ENGLOBAL CORP
             Registration Statement on Form S-3
             Filed February 13, 2023
             File No. 333-269721

Dear Darren Spriggs:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Nicholas Nalbantian at 202-551-7470 with any questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Trade & Services

cc: James Cowen